UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Complete Genomics, Inc.

(Name of issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE PREFERRED STOCK PURCHASE RIGHTS

(Title of class of securities)

20454K 10 4

(CUSIP number)

Wang Jun Chief Executive Officer BGI-SHENZHEN 11F-3, Main Building, Bei Shan Industrial Zone, Yantian District, Shenzhen, China 518083 011-86-755-2527-3620

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Paul Scrivano, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, CA 94111 (415) 984-8701	Wendy Pan, Esq. O’Melveny & Myers LLP Plaza 66, Tower 1, 37th Floor 1266 Nanjing Road West Shanghai 200040 86-21-2307-7300

September 15, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20454K 10 4

1.	NAME OF REPORTING PERSON BGI-Shenzhen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,094,109(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,094,109(1)
10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,094,109
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.72%(2)
13.	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the common stock of Complete Genomics, Inc. (“Issuer”) referred to herein is being reported hereunder solely because BGI-Shenzhen (“BGI”) and Beta Acquisition Corporation (“Purchaser”) may be deemed to have beneficial ownership as a result of the Tender and Support Agreement (described further in Items 3 and 4 of this Schedule 13D) by and among BGI, Purchaser and certain shareholders of Issuer and the irrevocable proxies associated therewith, of 6,094,109 shares of Issuer common stock. The filing of this Schedule 13D shall not be construed as an admission that either BGI or Purchaser is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Issuer.
(2)	Based on 34,385,800 shares of common stock outstanding as of September 12, 2012 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule).

CUSIP No. 20454K 10 4

1.	NAME OF REPORTING PERSON Beta Acquisition Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,094,109(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,094,109(1)
10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,094,109
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.72%(2)
13.	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the common stock of Complete Genomics, Inc. (“Issuer”) referred to herein is being reported hereunder solely because BGI-Shenzhen (“BGI”) and Beta Acquisition Corporation (“Purchaser”) may be deemed to have beneficial ownership as a result of the Tender and Support Agreement (described further in Items 3 and 4 of this Schedule 13D) by and among BGI, Purchaser and certain shareholders of Issuer and the irrevocable proxies associated therewith, of 6,094,109 shares of Issuer common stock. The filing of this Schedule 13D shall not be construed as an admission that either BGI or Purchaser is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Issuer.
(2)	Based on 34,385,800 shares of common stock outstanding as of September 12, 2012 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule).

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share, of Complete Genomics, Inc. (the “Shares”), a Delaware corporation (“Issuer”). The principal executive office of Issuer is located at 2071 Stierlin Court, Mountain View, California 94043.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“BGI”), and Beta Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of BGI (“Purchaser,” and together with BGI, the “Reporting Persons”). The address of the principal business and the principal office of the Reporting Persons is 11F-3, Main Building, Bei Shan Industrial Zone, Yantian District, Shenzhen, China 518083. BGI includes both non-profit genomic research institutes and sequencing application commercial units that provide comprehensive sequencing and bioinformatics services for medical, agricultural and environmental applications. Purchaser was formed for the sole purpose of merging with and into Issuer.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of BGI and Purchaser is set forth on Schedule A. During the last five years, neither BGI, Purchaser nor, to the knowledge of BGI or Purchaser, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

Merger Agreement

On September 15, 2012, Issuer, BGI and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser agreed to commence a tender offer (the “Offer”) to acquire all of the outstanding Shares, or such reduced amount of Shares as provided in the Merger Agreement, at a purchase price of $3.15 per Share (the “Offer Price”), net to the tendering shareholder in cash, without interest and less any required withholding taxes, subject to the satisfaction or waiver of the conditions to the Offer set forth in the Merger Agreement. Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into Issuer (the “Merger”), and Issuer will survive the Merger as a wholly owned subsidiary of BGI (the “Surviving Corporation”).

In the Merger Agreement, Issuer has granted to Purchaser an irrevocable option (the “Top-Up Option”) exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase at a price per Share equal to the Offer Price, that number of newly issued Shares equal to the lowest number of Shares, that when added to the number of Shares collectively owned by BGI or Purchaser at the time of such exercise, constitutes one Share more than 90% of the sum of the then outstanding Shares. The maximum number of Shares issuable pursuant to the Top-Up Option is equal to the maximum number of Shares authorized and unissued or held in the treasury of Issuer. The Reporting Persons disclaim beneficial ownership of these Shares.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to BGI’s willingness to enter into the Merger Agreement, BGI and Purchaser entered into a Tender and Support Agreement (the “Tender and Support Agreement”) dated as of the date of the Merger Agreement with the directors, executive officers and certain beneficial owners of 6,094,109 Shares (each a “Shareholder”). The purpose of the Tender and Support Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement. None of the Shareholders were paid any additional consideration in connection with entering into the Tender and Support Agreement.

Pursuant to the Tender and Support Agreement, each of the Shareholders, among other things, (i) agreed to tender all of their Shares, including any additional Shares acquired prior to the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms, in the Offer as promptly as practicable after receipt of the Letter of Transmittal and all other documents required to be delivered pursuant to the terms of the Offer (and in any event on or before the 10th business day after the commencement of the Offer), and not to withdraw such Shares from the Offer unless the Offer is terminated by the Purchaser in accordance with the terms of the Merger Agreement or the Tender and Support Agreement is terminated; (ii) agreed to vote (a) in favor of the approval of the principal terms of the Merger, if applicable, (b) against (I) any agreement or arrangement related to any Acquisition Proposal (as defined in the Merger Agreement), or (II) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Issuer or any of its subsidiaries, or (III) any other proposal or transaction the approval of which is intended or could reasonably be expected to impede, interfere with, prevent, postpone, discourage, frustrate or materially delay the Offer or the Merger and (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement; (iii) granted an irrevocable proxy appointing Parent and any designee of Parent as such Shareholder’s attorney-in-fact and proxy to vote with respect to the Merger and related matters; and (iv) agreed, subject to certain exceptions, not to (a) transfer their Shares that are subject to the Tender and Support Agreement, (b) enter into any contract with respect to any transfer of such Shares, (c) grant or permit the grant of any proxy, power of attorney or other authorization with respect to such Shares, (d) deposit or permit the deposit of such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, or (e) take or agree to take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Tender or Support Agreement or the transactions contemplated thereby or otherwise make any representation or warranty of each Shareholder therein untrue or incorrect. Other than with respect to the matters described in, and subject to the limitations set forth in, the Tender and Support Agreement, BGI and Purchaser do not have the right to vote or direct the vote of, or to dispose or to direct the disposition of, any of the Shares subject thereto.

The Tender and Support Agreement will terminate automatically, without any notice or other action by any person, upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, subject to the continuation for 180 days after termination of the obligations of the Shareholders described in clauses (ii), (iii) and (iv) of the preceding paragraph if the Merger Agreement is terminated under certain circumstances, (ii) the effective time of the Merger, or (iii) any change in the form (other than to add new additional consideration) or decrease in the amount of consideration payable in the Offer.

Bridge Loan

On September 15, 2012, in connection with entry into the Merger Agreement described above, Issuer, BGI and BGI-HONGKONG Co., Limited, a limited company incorporated in Hong Kong and wholly owned subsidiary of BGI (the “Lender”), entered into a Convertible Subordinated Promissory Note (the “Note”).

Pursuant to the terms of the Note, Issuer may draw up to an aggregate principal amount of $30 million, with the first draw in the amount of $6 million to be funded by the Lender on or about October 1, 2012. Thereafter Issuer may draw up to an additional $6 million once per calendar month beginning in November 2012 subject to certain conditions, including the Merger Agreement being in full force and the absence of certain events of default. All amounts drawn under the Note shall bear interest at six percent (6%) per annum and the Note will mature on the earlier of September 30, 2014, the occurrence of a change in control (customarily defined) or an event of default occurring. The Note is unsecured and Lender has entered into subordination agreements (the “Subordination Agreements”) with Oxford Finance LLC (“Oxford”) and ATEL Ventures, Inc. (“ATEL” and together with Oxford, the “Senior Lenders”) whereby Lender has agreed to subordinate its indebtedness under the Note to the indebtedness owed by Issuer to the Senior Lenders. The loan proceeds from the Note are to be used to fund Issuer’s working capital and capital expenditure requirements in the ordinary course of Issuer’s business.

All amounts outstanding under the Note may be convertible at any time after the termination of the Merger Agreement into common stock of Issuer at the Offer Price. If a change of control (customarily defined) occurs, Lender may elect to have such conversion occur upon such change of control. Upon a conversion of all amounts outstanding under the Note, Issuer is required to prepare, within 30 days from such conversion, a registration statement on Form S-3 with respect to all of the converted shares, and use commercially reasonable efforts to cause such registration statement to be declared effective. In addition to the foregoing registration right, subject to certain exceptions, if Issuer registers any shares of its common stock, Lender will have the right to include any converted shares in such registration.

The Note also contains covenants that restrict Issuer’s ability to, among other things, incur or assume certain debt, merge or consolidate, materially change the nature of its business, make certain investments, acquire or dispose of assets, make guaranties or grant liens on its assets, make certain loans, advances or investments, declare dividends or make distributions or enter into transactions with affiliates. The company may incur indebtedness that is subordinated to the indebtedness under the Note.

The events of default under the Note include payment defaults, material breaches of covenants, bankruptcy events and the occurrence of an event of default that continues under that certain Loan and Security Agreement between Issuer and Oxford, dated as of March 25, 2011, as amended (the “Oxford Loan Agreement”). In the case of a continuing event of default, Lender may, declare due all unpaid principal amounts outstanding and exercise other customary remedies, subject in each case to the Subordination Agreements.

The foregoing descriptions of the Merger Agreement, the Tender and Support Agreement and the Note do not purport to be complete and are qualified in their entirety by reference to the copies of the Merger Agreement, the Tender and Support Agreement and the Note included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, each of which is incorporated by reference in its entirety where such references appear.

Item 4.	Purpose of the Transaction

As described in Item 3 above, this Schedule 13D relates to the Tender and Support Agreement and the Top-Up Option, the purpose of which are to assist BGI and Purchaser in consummating the Merger of Issuer and Purchaser pursuant to the Merger Agreement.

Upon completion of the Offer, Purchaser has the right to designate a number of directors on Issuer’s board of directors (and each committee of Issuer’s board of directors and the boards of directors and each board committee of its subsidiaries) that will give Purchaser representation on such boards of directors and committees proportional to the number of Shares purchased by Purchaser as compared to the number of Shares outstanding. The Issuer has agreed to take all actions reasonably necessary to seek and accept the resignations of incumbent directors to provide Purchaser with this level of representation, and to cause the designees of Purchaser to be elected, including but not limited to promptly filling vacancies or newly created directorships on Issuer’s board of directors, promptly increasing the size of Issuer’s board of directors (including by amending the bylaws of Issuer if necessary to increase the size of Issuer’s board of directors) or promptly securing the resignations of such number of its incumbent directors.

Upon the consummation of the Merger, (i) the Surviving Corporation will become a wholly owned subsidiary of BGI and (ii) each outstanding share of Issuer’s common stock (other than Shares held in the treasury of Seller or owned by BGI or any direct or indirect wholly owned subsidiary of BGI or Issuer or held by shareholders who properly demand and perfect dissenters’ rights under Delaware law) will be converted into the right to receive the Offer Price. The directors of Purchaser immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of Issuer immediately prior to the effective time of the Merger will be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The officer and director of Purchaser were appointed by BGI and are identified in Item 2 above.

In addition, upon consummation of the Merger, the certificate of incorporation of Issuer will be amended to conform to the certificate of incorporation of Purchaser as in effect immediately prior to the effective time of the Merger, until thereafter amended as provided by law and such certificate of incorporation, except that such certificate of incorporation shall contain such provisions as are necessary to give full effect to the exculpation, indemnification and advancement of expenses provided for in the Merger Agreement and Article I of the certificate of incorporation of the Surviving Corporation shall read as follows: “The name of the corporation is Complete Genomics, Inc.”

Unless otherwise determined by BGI prior to the effective time of the Merger, the bylaws of the Surviving Corporation will be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the effective time of the Merger, until thereafter amended as provided by law, the certificate of incorporation of the Surviving Corporation and such bylaws.

Following the Merger, the Shares will no longer be traded on the NASDAQ Global Market, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. BGI intends to continue reviewing Issuer’s assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel as part of a comprehensive review with a view to optimizing development of Issuer’s potential in conjunction with BGI’s existing business. This planning process will continue throughout the pendency of the Offer and the Merger, but will not be implemented until the completion of the Merger.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As a result of the Tender and Support Agreement, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to 6,094,109 Shares, subject to the conditions and limitations of the Tender and Support Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 6,094,109 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 17.72% of the issued and outstanding Shares as of September 12, 2012 (as represented by Issuer in the Merger Agreement).

In the event Purchaser exercises the Top-Up Option described in Item 3 above, the Reporting Persons will have sole voting power and sole dispositive power over the Shares issued upon exercise.

The Reporting Persons (i) are not entitled to any rights as a shareholder of Issuer as to the Shares covered by the Tender and Support Agreement, except as otherwise expressly provided in the Tender and Support Agreement, or as to the Shares subject to the Top-Up Option, and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5, none of BGI, Purchaser or, to the knowledge of the Reporting Persons, any persons named in Schedule A beneficially owns any Shares.

(c) Except for the agreements described above, none of BGI, Purchaser or, to the knowledge of the Reporting Persons, any persons named in Schedule A has effected any transaction in securities of Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, which would be required to be reported under this Item.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated September 15, 2012, by and among BGI-Shenzhen, Beta Acquisition Corporation and Complete Genomics, Inc. (incorporated herein by reference to Exhibit 2.1 to Complete Genomic, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

Exhibit 2	Tender and Support Agreement, dated September 15, 2012, by and among BGI-Shenzhen, Beta Acquisition Corporation and certain shareholders of Complete Genomics, Inc. (incorporated herein by Exhibit 10.1 to Complete Genomics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

Exhibit 3	Convertible Subordinated Promissory Note, dated September 15, 2012, by and among BGI-Shenzhen, BGI-HONGKONG Co., Limited and Complete Genomics, Inc. (incorporated herein by Exhibit 10.2 to Complete Genomics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 25, 2012	BGI-Shenzhen

	By:	/s/ Wang Jun
	Name:	Wang Jun
	Title:	Chief Executive Officer

BETA ACQUISITION CORPORATION

	By:	/s/ Yin Ye
	Name:	Yin Ye
	Title:	President and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

PARENT AND PURCHASER

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. The current business address of each person is 11F-3, Main Building, Bei Shan Industrial Zone, Yantian District, Shenzhen, 518083, People’s Republic of China and the current phone number is +86-755-2235-4286. Unless otherwise indicated, each such person is a citizen of the People’s Republic of China.

DIRECTORS AND OFFICERS

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five Years
Jianqiu FANG

Supervisor on the Board of Supervisors of Parent since August 2008.

Vice-President of Parent from January through December 2008.

Director in Enterprises Office of Parent from January through December 2007.

Chairman of the Board since January 2008 and General Manager from January through December 2007 of Beijing BGI-GBI Biotech Co., Ltd, a subsidiary of Parent.

Shengquan HUANG	Director on the Board of Directors of Parent since January 2010. Executive Vice President since February 2009 of BGI Holdings, a subsidiary of Parent.

Songgang LI	Supervisor on the Board of Supervisors of Parent since August 2008. Professor at the Beijing Institute of Genomics of Beijing University since1999.

Siqi LIU, Ph.D.

Director on the Board of Directors of Parent since August 2008.

Researcher at the Beijing Genomics Institute, Chinese Academy of Sciences since 2005, and Professor at the Graduate School of Chinese Academy of Sciences since 2005.

Jian WANG	Director on the Board of Directors of Parent since August 2008. General Manager of Parent since August 2008. Director of Beijing Genomics Institute since May 2007.

Jun WANG, Ph.D.

Director on the Board of Directors of Parent since August 2008.

Chief Executive Officer of Parent since 2008.

Visiting Professor at the College of Life Sciences of Beijing University since October 2004; Professor of Genomics at the Chinese University of Hong Kong since June 2009; Professor of Genomics at the Institute of Human Genetics, Aarhus University, Denmark since 2006; Ole Rømer Professor of the Department of Human Genetics, Biochemistry and Molecular Biology at the University of Southern Denmark from September 2006 through July 2009; and Ole Rømer Professor at the University of Copenhagen, Denmark since September 2009.

Guohua YANG, Ph.D.

Supervisor on the Board of Supervisors of Parent since August 2008.

Director of Production, Study, Research and Capital Office of Parent from May 2012 through June 2012; Head of the Department of Science and Technology of Parent from March 2011 through April 2012; Director of the Department of Science and Technology of Parent and the Communist Party Secretary of Parent from January 2008 through August 2010; Secretary of the Youth League Committee and Vice Secretary of the Communist Party Committee of the Biology Department of Beijing University from September 1999 through December 2007.

Huanming YANG, Ph.D.

Chairman of the Board of Directors of Parent since August 2008.

Honorary Professor of Chinese University of Hong Kong in 2008; Academician of Chinese Academy of Sciences since November 2007; President, Researcher and Ph.D. Supervisor at the Beijing Genomics Research Institute, Chinese Academy of Sciences from 2003 through 2008;

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five Years
Honorary Professor at the School of Medicine, Chinese University of Hong Kong since 2002; Part-time Professor at China Southeast University since 2000; Visiting Professor at the Institute of Human Genetics, Aarhus University, Denmark since 1997; Member of the Third Session of the Expert Advisory Committee of the Foundation Life Sciences Division of National Natural Science from 2002 through 2007; Expert Committee Member of the Chinese Genetic Resources Management Office since 1999; Executive Director of CSBT since 2005; President of the International Cooperation Committee of the Genetics Society of China since 2008; Vice Chairman of the European Association for Global Life Sciences since 2005; Member of the EU Life Sciences and Chinese Coordinating Committee since 2003; Chinese Representative on the UNESCO Government Bioethics Committee since 2006; and Member of the editorial boards of several journals, including the “International Genetics Magazine,” “Chinese Medicine Biotechnology,” “Genomics” and “Biochimie.”

2. Directors and Executive Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of the Purchaser. The current business address of each person is 11F-3, Main Building, Bei Shan Industrial Zone, Yantian District, Shenzhen, 518083, People’s Republic of China and the current phone number is +86-755-2235-4286. Unless otherwise indicated, each such person is a citizen of the People’s Republic of China.

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five Years
Ye YIN

Sole Director of the Purchaser.

President and Secretary of the Purchaser.

Vice General Manager of GBI (Parent’s diagnostic business unit) from January 2007 through March 2009; Director of China Sales Department, Research & Cooperation Division of Parent in 2009; Vice President of the Research & Cooperation Division of Parent in 2010; President of the Research & Cooperation Division of Parent in 2011; Director of BGI-Japan, a subsidiary of Parent, from March 2011 through January 2012; Director of the Quality Management Department of Parent from March through January 2012; Director of Genome Sequencing Operations of Parent since February 2012; Vice President of Parent since February 2012 and Chief Operating Officer of Parent since April 2012.